Exhibit 99.7

Press Release

Algeria: Total strengthens its cooperation with Sonatrach and launches the engineering studies for a petrochemical project in Arzew

Paris, May 11, 2018 – As part of the comprehensive partnership announced in 2017, Total has signed an agreement with Sonatrach to launch the engineering studies for a petrochemical project in Arzew, western Algeria.

The project includes a propane dehydrogenation (PDH) unit and a polypropylene production unit with an output capacity of 550,000 tons per year. The project represents an investment of around $1.4 billion by the two partners (Sonatrach 51%, Total 49%), who are planning to start the front-end engineering and design (FEED) this summer, subject to approval by the relevant Algerian regulatory authorities. The facility will valorize propane, produced in large quantities locally, by transforming it into polypropylene, a plastic for which demand is growing strongly. It will supply in priority the local and Mediterranean demand and Total will be responsible for the commercialization of the rest of the production in Europe, where it will leverage its market expertise to the benefit of both partners.

“This project in Algeria illustrates our petrochemical growth strategy which consists of expanding our activities from competitively advantaged feedstock, especially derived from gas, to take advantage of the growing global plastics demand. This polypropylene project complements our other projects announced recently in the United States, in the Middle-East and in Asia, which are primarily focused on polyethylene” commented Patrick Pouyanné, Chairman and Chief Executive Officer of Total. “It is also an opportunity to strengthen our cooperation with Sonatrach, by moving beyond our long-standing exploration and production relationship to invest in the downstream together.”

Total in Algeria

Total’s exploration and production activities in Algeria date back to 1952. In 2017, Total produced 15,000 barrels of oil equivalent per day (boe/d) in Algeria, all of it from the Tin Fouyé Tabankort (TFT) gas and condensate field. The Group currently holds a 35% in interest in TFT.

In March 2018, Total started up production from the Timimoun gas field in southwestern Algeria. The Group has a 37.75% interest in the field, which has a production capacity of 5 million cubic meters of gas per day (around 30,000 boe/d). Total also markets lubricants and bitumen in Algeria.

Through the Maersk Oil acquisition, which closed on March 8, 2018, Total now holds a 12.25% interest in the El Merk, Hassi Berkine and Ourhoud oil fields, which have a combined production capacity of 400,000 boe/d.

In November 2017, Total also announced the acquisition of Engie’s upstream liquefied natural gas (LNG) assets. Once closed, this transaction will add 4.6 million tons per year to the Group’s global LNG portfolio thanks to supply agreements with Sonatrach.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

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